UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 4 to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CYTODYN INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

23283M101
(CUSIP Number of Common Stock Underlying Warrants)

Jacob Lalezari
Chief Executive Officer
CytoDyn Inc.
1111 Main Street, Suite 660
Vancouver, Washington 98660
Telephone: 360-980-8524
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:
Mary Ann Frantz, Esq.
Miller Nash LLP
1140 SW Washington Street, Suite 700
Portland, Oregon 97205
Telephone: (503) 224-5858

☐        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐        third party tender offer subject to Rule 14d-1.

☒        issuer tender offer subject to Rule 13e-4.

☐        going private transaction subject to Rule 13e-3.

☐        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment
reporting the results of a tender offer: ☒

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐             Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐             Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO previously filed by CytoDyn Inc. (the “Company”) on June 3, 2024, as amended on June 20, 2024, June 28, 2024, and July 9, 2024 (collectively, the “Tender Offer Statement”). This Amendment is the final amendment to the Tender Offer Statement, in accordance with Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Tender Offer Statement related to the Company’s tender offer (the “Warrant Tender Offer”) for certain outstanding series of eligible warrants (the “Original Warrants”), offering the holders of the Original Warrants the opportunity to amend and exercise their Original Warrants at a reduced price equal to $0.09387 per share (70% of the $0.1341 closing price of the Company’s common stock on June 14, 2024). As a further inducement to holders to participate in the Warrant Tender Offer, the Company offered to issue to participating holders shares of common stock equal to an additional 20% of the number of shares issuable upon exercise of the eligible warrants (collectively, the “Additional Shares”). The Warrant Tender Offer was made upon the terms and subject to the conditions set forth in the Offer to Amend and Exercise Warrants to Purchase Common Stock of CytoDyn Inc., as amended, previously mailed to the holders of eligible warrants on June 3, 2024, and which was included in the Company’s Schedule TO initially filed with the Securities and Exchange Commission on June 3, 2024.

At 12:01 A.M. (Eastern time) on July 19, 2024, the offering period and withdrawal rights for the Warrant Tender Offer expired. Upon completion of the Warrant Tender Offer, 127,087,182 Original Warrants to purchase up to 127,087,182 shares of common stock had been validly tendered and not withdrawn in the Warrant Tender Offer, for gross cash proceeds to the Company of approximately $11.9 million. Accordingly, the Company is instructing its transfer agent to issue an aggregate of 152,504,618 shares of common stock, which includes 25,417,426 Additional Shares, to participants in the Warrant Tender Offer.

Date: July 22, 2024	CYTODYN INC.

	By:	/s/ Jacob Lalezari
	Name:	Jacob Lalezari
	Title:	Chief Executive Officer
(Principal Executive Officer)

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